EXHIBIT 4.6
PROMISSORY NOTE

$11,000,000.00	Minneapolis, Minnesota	June 7, 2006
     For Value Received and in installments as hereinafter set forth, Impax Laboratories, Inc. a Delaware corporation headquartered in Hayward, California (“Maker”), promises to pay to the order of Solvay Pharmaceuticals, Inc., a Georgia corporation headquartered in Marietta, Georgia (“Payee”), at 901 Sawyer Road, Marietta, GA 30062, in lawful money of the United States of America, the principal amount of ELEVEN MILLION AND NO/100 DOLLARS ($11,000,000.00), together with interest from June 7, 2006 until maturity on the balance of the principal sum hereof from time to time owing and unpaid, at a rate of six percent (6%) per annum. All past-due principal and accrued interest on this Note shall bear interest from the maturity thereof until paid at the rate of twelve per cent (12%) per annum.
     The principal of, and accrued interest on, this Note shall be due and payable in twenty-four (24) installments as follows: The first installment in the amount of Nine Hundred Twenty-five Thousand Two Hundred Seventy-four and 71/100 Dollars ($925,274.71) shall be due and payable on or before March 31, 2007; and the remaining twenty-three (23) installments shall each be in the amount of Five Hundred Forty-nine Thousand One Hundred Sixty-five and 12/100 Dollars ($549,165.12), with the first of said twenty-three remaining installments being due and payable on or before June 30, 2007, and with a like such installment being due and payable on or before the last day of each September, December, March and June thereafter until December 31, 2012, upon which date all unpaid principal and accrued interest shall be finally due and payable if not sooner paid.
     Maker shall have the right to prepay all or any portion of this Note at any time without premium or penalty.
     All amounts paid on this Note shall be applied as received by the Payee first to the payment of accrued interest, if any, and the balance remaining, if any, to the reduction of principal; provided that no prepayment sum shall operate to postpone or delay the date on which the next installment is due and payable hereon.
     This Note shall become immediately due and payable upon the occurrence of any event described in clause (iii), and at the option of the Payee or other holder hereof if any of the following other conditions exist or events occur:
     (i) a default in the payment of any installment hereon when due and the Maker’s failure to fully cure said default within ten (10) days following the giving of a written notice by the Payee or other holder hereof that said default has occurred;
     (ii) a Change of Control;
     (iii) filing of a voluntary or involuntary bankruptcy or insolvency proceeding by or against Maker, which, in the case of an involuntary proceeding, is not dismissed within ninety (90) days after filing;

     (iv) the working capital of Maker, determined according to U.S. Generally Accepted Accounting Principles consistently applied (which Maker agrees to calculate on or before the 5th business day of each calendar month as of the last day of the immediately preceding calendar month), falls below 150% of the remaining note balance as of the last day of the calendar month with respect to which working capital is being determined. Maker will notify Payee or other holder hereof of the occurrence of this event within five (5) business days of the relevant monthly calculation.
     For purposes of this Note, Change of Control means (i) a sale of all or substantially all of the assets of Maker; (ii) a sale other than to an Affiliate of more than a majority of the issued and outstanding voting stock of Maker; (iii) the merger, consolidation or other reorganization of Maker in which the stockholders of Maker immediately prior to such transaction own less than a majority of the issued and outstanding voting stock or other voting equity interests immediately after such transaction or (iv) the dissolution of Maker. An “Affiliate” shall mean any other person or entity directly or indirectly controlling or controlled by or under direct or common control with Maker. For purposes of this distinction, “control” means the power to direct the management and policies of Maker, directly or indirectly whether through the ownership of voting stock or otherwise.
     For the purposes of this Note, “insolvent” means that the fair value of Maker’s then-current assets is lower than the total amount of Maker’s then-current liabilities, including, without limitation, contingent liabilities that are probable and estimable, and/or that Maker has incurred debts or liabilities beyond Maker’s ability to pay such debts and liabilities in the ordinary course of business as they mature, taking into account the possibility of refinancing such obligations and selling assets.
     If this Note is collected by suit, through the Bankruptcy Court, or any judicial proceeding, or if a default occurs in the payment or performance of any obligation of the Maker under this Note or any other agreement by the Maker, and this Note is placed in the hands of an attorney for collection, then the Maker further agrees to pay the reasonable attorney’s fees, court costs, and other reasonable costs incurred by Payee incident to the foregoing, such payments to be in addition to all other amounts owing hereunder.
     The Maker expressly waives (except to the limited extent otherwise provided in this Note) demand, presentment for payment, notice of nonpayment, protest, notice of protest, notices of acceleration and of intent to accelerate, and all other notice. Maker further waives filing of suit and diligence in collecting this Note, and agrees to any substitution, exchange or release of any party primarily or secondarily liable hereon and further agrees that it will not be necessary for the Payee or other any holder hereof, in order to enforce payment of this Note by it, to first institute suit or exhaust its remedies against Maker or any other person liable herefor, and consents to any one or more extensions or postponements of time of payment of this Note and to any other indulgences with respect hereto, without notice thereof or consent.
     Any notices or other communications required or permitted hereunder shall be in writing and delivered at the addresses designated below, or to such other addresses as may subsequently be designated in writing by the parties:

For Payee:
Attn: General Counsel
Solvay Pharmaceuticals, Inc.
901 Sawyer Road
Marietta, GA 30062
For Maker:
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94010
Attn: President
With a copy to:
Impax Laboratories, Inc.
121 New Britain Rd.
Chalfont, PA 18914
Attn: Chief Executive Officer
     This Note is governed by and construed in accordance with the substantive laws of Minnesota, without regard to its conflict of laws rules. In addition, the Maker and the Payee, solely for the purpose of any dispute relating to this Note, hereby submit to the personal jurisdiction and venue of the United States District Court for the District of Minnesota.
     THIS NOTE REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO ORAL AGREEMENTS BETWEEN THE PARTIES.

IMPAX LABORATORIES, INC.

By:	/s/ Larry Hsu

Name:	Larry Hsu

Title:	President

The Payee’s signature below is attached solely for the purposes of the penultimate paragraph above regarding the agreement to personal jurisdiction and venue, and the final paragraph indicating that this Note represents the final agreement of the parties thereto.

SOLVAY PHARMACEUTICALS, INC.

By:	/s/ Peter G. Edwards

Name:	Peter G. Edwards

Title:	SVP and General Counsel